SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2014

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On November 7, 2014, Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal second quarter ended September 30, 2014 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Hideo Moroe
Hideo Moroe
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: December 01, 2014

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

September 30, 2014

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2014 and September 30, 2014

	Yen (millions)
Assets	March 31, 2014	September 30, 2014
	unaudited	unaudited
Current assets:
Cash and cash equivalents	¥1,168,914	¥1,162,705
Trade accounts and notes receivable, net of allowance for doubtful accounts of ¥9,677 million as of March 31, 2014 and ¥8,737 million as of September 30, 2014 (note 3)	1,158,671	1,061,633
Finance subsidiaries-receivables, net (notes 2 and 3)	1,464,215	1,575,834
Inventories (note 4)	1,302,895	1,384,676
Deferred income taxes	202,123	194,330
Other current assets (notes 3, 5 and 9)	474,448	490,778

Total current assets	5,771,266	5,869,956

Finance subsidiaries-receivables, net (notes 2 and 3)	3,317,553	3,491,702

Investments and advances:
Investments in and advances to affiliates	564,266	603,479
Other, including marketable equity securities (notes 3 and 5)	253,661	277,765

Total investments and advances	817,927	881,244

Property on operating leases:
Vehicles	2,718,131	3,135,087
Less accumulated depreciation	481,410	534,347

Net property on operating leases	2,236,721	2,600,740

Property, plant and equipment, at cost:
Land	521,806	530,421
Buildings	1,895,140	1,994,837
Machinery and equipment	4,384,255	4,613,056
Construction in progress	339,093	354,286

	7,140,294	7,492,600
Less accumulated depreciation and amortization	4,321,862	4,539,706

Net property, plant and equipment	2,818,432	2,952,894

Other assets, net of allowance for doubtful accounts of ¥22,100 million as of March 31, 2014 and ¥21,896 million as of September 30, 2014 (notes 3 and 9)	660,132	676,022

Total assets	¥15,622,031	¥16,472,558

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2014 and September 30, 2014

	Yen (millions)
Liabilities and Equity	March 31, 2014	September 30, 2014
	unaudited	unaudited
Current liabilities:
Short-term debt	¥1,319,344	¥1,560,838
Current portion of long-term debt	1,303,464	1,325,411
Trade payables:
Notes	28,501	27,809
Accounts	1,071,179	1,047,031
Accrued expenses (note 10)	626,503	613,964
Income taxes payable	43,085	48,504
Other current liabilities (note 9)	319,253	340,476

Total current liabilities	4,711,329	4,964,033

Long-term debt, excluding current portion	3,234,066	3,398,044
Other liabilities (note 10)	1,563,238	1,593,710

Total liabilities	9,508,633	9,955,787

Equity:
Honda Motor Co., Ltd. shareholders’ equity:
Common stock, authorized 7,086,000,000 shares as of March 31, 2014 and as of September 30, 2014; issued 1,811,428,430 shares as of March 31, 2014 and as of September 30, 2014	86,067	86,067
Capital surplus	171,117	171,117
Legal reserves	49,276	50,964
Retained earnings (note 11(a))	6,431,682	6,639,104
Accumulated other comprehensive income (loss), net (notes 5, 7 and 9)	(793,014)	(608,583)
Treasury stock, at cost 9,137,234 shares as of March 31, 2014 and 9,139,220 shares as of September 30, 2014	(26,149)	(26,156)

Total Honda Motor Co., Ltd. shareholders’ equity	5,918,979	6,312,513

Noncontrolling interests	194,419	204,258

Total equity	6,113,398	6,516,771

Commitments and contingent liabilities (note 10)
Total liabilities and equity	¥15,622,031	¥16,472,558

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the six months ended September 30, 2013 and 2014

	Yen (millions)
	September 30, 2013	September 30, 2014
	unaudited	unaudited
Net sales and other operating revenue	¥5,724,316	¥6,003,055

Operating costs and expenses:
Cost of sales	4,275,221	4,509,159
Selling, general and administrative	799,924	825,986
Research and development	292,757	305,425

	5,367,902	5,640,570

Operating income	356,414	362,485

Other income (expenses):
Interest income	11,920	11,609
Interest expense	(5,812)	(8,799)
Other, net (notes 5 and 9)	(24,900)	13,383

	(18,792)	16,193

Income before income taxes and equity in income of affiliates	337,622	378,678

Income tax expense (note 1(c)):
Current	103,008	138,144
Deferred	37,261	(6,004)

	140,269	132,140

Income before equity in income of affiliates	197,353	246,538

Equity in income of affiliates (note 1(d))	63,453	61,339

Net income	260,806	307,877

Less: Net income attributable to noncontrolling interests	17,939	19,467

Net income attributable to Honda Motor Co., Ltd.	¥242,867	¥288,410

	Yen
	September 30, 2013	September 30, 2014
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 13)	¥134.75	¥160.02

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the six months ended September 30, 2013 and 2014

	Yen (millions)
	September 30, 2013	September 30, 2014
	unaudited	unaudited
Net income	¥260,806	¥307,877

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	165,750	180,781
Unrealized gains (losses) on available-for-sale securities, net	18,450	9,979
Unrealized gains (losses) on derivative instruments, net	346	—
Pension and other postretirement benefits adjustments (note 6)	81,394	(104)

Other comprehensive income (loss), net of tax (note 7)	265,940	190,656

Comprehensive income (loss)	526,746	498,533
Less: Comprehensive income attributable to noncontrolling interests	23,139	25,692

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥503,607	¥472,841

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended September 30, 2013 and 2014

	Yen (millions)
	September 30, 2013	September 30, 2014
	unaudited	unaudited
Net sales and other operating revenue	¥2,890,221	¥3,014,776

Operating costs and expenses:
Cost of sales	2,150,812	2,270,897
Selling, general and administrative	416,863	417,146
Research and development	151,095	162,291

	2,718,770	2,850,334

Operating income	171,451	164,442

Other income (expenses):
Interest income	5,928	6,457
Interest expense	(2,838)	(4,386)
Other, net (notes 5 and 9)	(8,954)	13,352

	(5,864)	15,423

Income before income taxes and equity in income of affiliates	165,587	179,865

Income tax expense (note 1(c)):
Current	59,142	59,577
Deferred	10,288	(9,233)

	69,430	50,344

Income before equity in income of affiliates	96,157	129,521

Equity in income of affiliates (note 1(d))	31,686	22,751

Net income	127,843	152,272

Less: Net income attributable to noncontrolling interests	7,475	10,374

Net income attributable to Honda Motor Co., Ltd.	¥120,368	¥141,898

	Yen
	September 30, 2013	September 30, 2014
Basic net income attributable to Honda Motor Co., Ltd. per common share (note 13)	¥66.79	¥78.73

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the three months ended September 30, 2013 and 2014

	Yen (millions)
	September 30, 2013	September 30, 2014
	unaudited	unaudited
Net income	¥127,843	¥152,272

Other comprehensive income (loss), net of tax:
Adjustments from foreign currency translation	(23,796)	236,107
Unrealized gains (losses) on available-for-sale securities, net	9,756	1,695
Unrealized gains (losses) on derivative instruments, net	(241)	—
Pension and other postretirement benefits adjustments (note 6)	78,709	4,622

Other comprehensive income (loss), net of tax (note 7)	64,428	242,424

Comprehensive income (loss)	192,271	394,696
Less: Comprehensive income attributable to noncontrolling interests	4,164	20,540

Comprehensive income (loss) attributable to Honda Motor Co., Ltd.	¥188,107	¥374,156

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the six months ended September 30, 2013 and 2014

	Yen (millions)
	September 30, 2013	September 30, 2014
	unaudited	unaudited
Cash flows from operating activities:
Net income	¥260,806	¥307,877
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	216,736	235,389
Depreciation of property on operating leases	164,334	195,580
Deferred income taxes	37,261	(6,004)
Equity in income of affiliates	(63,453)	(61,339)
Dividends from affiliates	8,060	19,743
Provision for credit and lease residual losses on finance subsidiaries-receivables	10,341	8,273
Impairment loss on property on operating leases	1,322	1,887
Loss (gain) on derivative instruments, net	(39,142)	(2,959)
Decrease (increase) in assets:
Trade accounts and notes receivable	99,663	117,890
Inventories	39,676	(44,031)
Other current assets	22,522	3,199
Other assets	(7,883)	(26,220)
Increase (decrease) in liabilities:
Trade accounts and notes payable	(1,393)	(24,587)
Accrued expenses	(16,923)	(19,663)
Income taxes payable	(15,829)	3,523
Other current liabilities	27,696	5,988
Other liabilities	(6,138)	(2,332)
Other, net	(66,154)	(54,850)

Net cash provided by operating activities	671,502	657,364

Cash flows from investing activities:
Increase in investments and advances	(23,411)	(16,424)
Decrease in investments and advances	25,214	16,131
Payments for purchases of available-for-sale securities	(27,590)	(11,806)
Proceeds from sales of available-for-sale securities	4,085	9,608
Payments for purchases of held-to-maturity securities	(58)	(18,443)
Proceeds from redemptions of held-to-maturity securities	1,753	20,862
Capital expenditures	(355,990)	(350,158)
Proceeds from sales of property, plant and equipment	14,588	28,098
Proceeds from insurance recoveries for damaged property, plant and equipment	6,800	—
Acquisitions of finance subsidiaries-receivables	(1,582,865)	(1,287,722)
Collections of finance subsidiaries-receivables	1,219,326	1,269,162
Purchases of operating lease assets	(582,206)	(723,222)
Proceeds from sales of operating lease assets	310,900	334,421
Other, net	—	328

Net cash used in investing activities	(989,454)	(729,165)

Cash flows from financing activities:
Proceeds from short-term debt	4,307,274	3,849,955
Repayments of short-term debt	(4,133,849)	(3,680,867)
Proceeds from long-term debt	821,199	607,425
Repayments of long-term debt	(688,583)	(625,855)
Dividends paid (note 11(a))	(70,289)	(79,300)
Dividends paid to noncontrolling interests	(8,467)	(13,070)
Sales (purchases) of treasury stock, net	(10)	(7)
Other, net	(17,581)	(24,303)

Net cash provided by financing activities	209,694	33,978

Effect of exchange rate changes on cash and cash equivalents	34,413	31,614

Net change in cash and cash equivalents	(73,845)	(6,209)
Cash and cash equivalents at beginning of period	1,206,128	1,168,914

Cash and cash equivalents at end of period	¥1,132,283	¥1,162,705

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP). In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2014 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2014.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its Japanese subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. GAAP.

(c)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes and equity in income of affiliates for the six months ended September 30, 2014. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(d)	Impairment Loss on Investments in Affiliates

For the three months ended September 30, 2014, Honda recognized impairment loss of ¥15,901 million on certain investments in affiliates which have quoted market values because of other-than-temporary decline in fair value below their carrying values. The fair values of the investments were based on quoted market price. The impairment loss is included in equity in income of affiliates in the accompanying consolidated statement of income.

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	March 31, 2014	September 30, 2014
Finance subsidiaries-receivables
Allowance for credit losses	¥21,559	¥22,817
Allowance for losses on lease residual values	2,131	1,820

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(3) Credit Quality of Finance Receivables and Allowance for Credit Losses

The finance subsidiaries of the Company provide retail lending and leasing to customers and wholesale financing to dealers primarily to support sales of our products. Honda classifies retail and direct financing lease receivables (consumer finance receivables) derived from those services as finance subsidiaries-receivables. Operating leases are classified as property on operating leases. Certain finance receivables related to sales of inventory are included in trade accounts and notes receivable and other assets in the consolidated balance sheets.

Finance subsidiaries-receivables, net, consisted of the following at March 31, 2014 and September 30, 2014:

	Yen (millions)
	March 31, 2014	September 30, 2014
Retail	¥4,678,741	¥4,963,557
Direct financing lease	422,936	439,740
Wholesale flooring	434,219	376,166
Commercial loans	63,176	75,629

Total finance receivables	5,599,072	5,855,092
Less:
Allowance for credit losses	24,851	26,197
Allowance for losses on lease residual values	2,131	1,820
Unearned interest income and fees	38,093	39,909

	5,533,997	5,787,166
Less:
Finance receivables included in trade accounts and notes receivables, net	498,230	453,591
Finance receivables included in other assets, net	253,999	266,039

Finance subsidiaries-receivables, net	4,781,768	5,067,536
Less current portion	1,464,215	1,575,834

Noncurrent finance subsidiaries-receivables, net	¥3,317,553	¥3,491,702

Allowance for credit losses

The majority of the credit risk is with consumer financing and to a lesser extent with dealer financing. Credit risk is affected by general economic conditions. The allowance for credit losses is management’s estimate of probable losses incurred on finance receivables.

Consumer finance receivables are collectively evaluated for impairment. Delinquencies and losses are continuously monitored and this historical experience provides the primary basis for estimating the allowance. Various methodologies are utilized when estimating the allowance for credit losses including models that incorporate vintage loss and delinquency migration analysis. The models take into consideration attributes of the portfolio including loan-to-value ratios, internal and external credit scores, and collateral types. Economic factors such as used vehicle prices, unemployment rates, and consumer debt service burdens are also incorporated when estimating losses.

Wholesales receivables are individually evaluated for impairment when specifically identified as impaired. Wholesales receivables are considered to be impaired when it is probable that our finance subsidiaries will be unable to collect all amounts due according to the original terms of the loan. The determination of whether dealer loans are impaired is based on evaluations of dealerships’ payment history, financial condition and cash flows, and their ability to perform under the terms of the loans. Dealer loans that have not been specifically identified as impaired are collectively evaluated for impairment.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Honda regularly reviews the adequacy of the allowance for credit losses. The estimates are based on information available as of each reporting date. However, actual losses may differ from the original estimates as a result of actual results varying from those assumed in our estimates with inherently uncertain items.

The following tables present the changes in the allowance for credit losses on finance receivables for the six months ended September 30, 2013 and 2014.

For the six months ended September 30, 2013

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of period	¥17,643	¥789	¥1,284	¥19,716
Provision	9,048	232	202	9,482
Charge-offs	(12,231)	(302)	(78)	(12,611)
Recoveries	4,470	51	10	4,531
Adjustments from foreign currency translation	678	18	110	806

Balance at end of period	¥19,608	¥788	¥1,528	¥21,924

For the six months ended September 30, 2014

	Yen (millions)
	Retail	Direct financing lease	Wholesale	Total
Balance at beginning of period	¥21,637	¥636	¥2,578	¥24,851
Provision	8,129	216	169	8,514
Charge-offs	(13,148)	(300)	(121)	(13,569)
Recoveries	5,332	58	56	5,446
Adjustments from foreign currency translation	883	16	56	955

Balance at end of period	¥22,833	¥626	¥2,738	¥26,197

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are charged off when they become 120 days past due or earlier if they have been specifically identified as uncollectible. Wholesale receivables are charged off when they have been individually identified as uncollectible. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are charged off when they have been identified as substantially uncollectible according to the internal standards of each subsidiary.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Delinquencies

In the finance subsidiaries of the Company in North America, retail and direct financing lease receivables are considered delinquent if more than 10% of a monthly scheduled payment is contractually past due on a cumulative basis. Wholesale receivables are considered delinquent when any principal payments are past due. In the finance subsidiaries of the Company in other areas except for North America, finance receivables are considered delinquent when any principal payments are past due.

The following tables present the age analysis of past due finance receivables at March 31, 2014 and September 30, 2014.

As of March 31, 2014

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥15,948	¥2,069	¥2,745	¥20,762	¥4,044,290	¥4,065,052
Used & certified auto	5,557	689	281	6,527	424,872	431,399
Others	1,239	507	1,800	3,546	178,744	182,290

Total retail	22,744	3,265	4,826	30,835	4,647,906	4,678,741
Direct financing lease	1,106	214	384	1,704	421,232	422,936
Wholesale
Wholesale flooring	526	227	758	1,511	432,708	434,219
Commercial loans	—	—	133	133	63,043	63,176

Total wholesale	526	227	891	1,644	495,751	497,395

Total finance receivables	¥24,376	¥3,706	¥6,101	¥34,183	¥5,564,889	¥5,599,072

As of September 30, 2014

	Yen (millions)
	30-59 days past due	60-89 days past due	90 days and greater past due	Total past due	Current*	Total finance receivables
Retail
New auto	¥19,450	¥3,344	¥2,763	¥25,557	¥4,307,538	¥4,333,095
Used & certified auto	7,007	1,222	466	8,695	424,489	433,184
Others	1,549	683	1,958	4,190	193,088	197,278

Total retail	28,006	5,249	5,187	38,442	4,925,115	4,963,557
Direct financing lease	1,044	260	349	1,653	438,087	439,740
Wholesale
Wholesale flooring	212	233	944	1,389	374,777	376,166
Commercial loans	—	—	110	110	75,519	75,629

Total wholesale	212	233	1,054	1,499	450,296	451,795

Total finance receivables	¥29,262	¥5,742	¥6,590	¥41,594	¥5,813,498	¥5,855,092

*	Includes recorded investment of finance receivables that are less than 30 days past due.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Credit quality indicators

The collection experience of consumer finance receivables provides an indication of the credit quality of consumer finance receivables. The likelihood of accounts charging off becomes significantly higher once an account becomes 60 days delinquent. The table below segments the Company’s portfolio of consumer finance receivables between groups the Company considers to be performing and nonperforming. Accounts that are delinquent for 60 days or greater are included in the nonperforming group and all other accounts are considered to be performing.

The following tables present the balances of consumer finance receivables by this credit quality indicator at March 31, 2014 and September 30, 2014.

As of March 31, 2014

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥4,060,238	¥4,814	¥4,065,052
Used & certified auto	430,429	970	431,399
Others	179,983	2,307	182,290

Total retail	4,670,650	8,091	4,678,741
Direct financing lease	422,338	598	422,936

Total	¥5,092,988	¥8,689	¥5,101,677

As of September 30, 2014

	Yen (millions)
	Performing	Nonperforming	Total consumer finance receivables
Retail
New auto	¥4,326,988	¥6,107	¥4,333,095
Used & certified auto	431,496	1,688	433,184
Others	194,637	2,641	197,278

Total retail	4,953,121	10,436	4,963,557
Direct financing lease	439,131	609	439,740

Total	¥5,392,252	¥11,045	¥5,403,297

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

A credit quality indicator for wholesale receivables is the internal risk ratings for the dealerships. Dealerships are assigned an internal risk rating based primarily on their financial condition. At a minimum, risk ratings for dealerships are updated annually and more frequently for dealerships with weaker risk ratings. The table below presents outstanding wholesale receivables balances by the internal risk rating group. Group A includes the loans of dealerships with the highest credit quality characteristics in the strongest risk rating tier. Group B includes the loans of all remaining dealers and are considered to have weaker credit quality characteristics. Although the likelihood of losses can be higher for dealerships in Group B, the overall risk of losses is not considered to be significant.

The following tables present the balances of wholesale receivables by this credit quality indicator at March 31, 2014 and September 30, 2014.

As of March 31, 2014

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥245,019	¥189,200	¥434,219
Commercial loans	36,364	26,812	63,176

Total	¥281,383	¥216,012	¥497,395

As of September 30, 2014

	Yen (millions)
	Group A	Group B	Total
Wholesale
Wholesale flooring	¥216,845	¥159,321	¥376,166
Commercial loans	46,496	29,133	75,629

Total	¥263,341	¥188,454	¥451,795

Other finance receivables

Except for the finance subsidiaries-receivables, the other finance receivables about which credit quality information and the allowance for credit losses are required to be disclosed of ¥29,605 million and ¥25,123 million are included in other current assets, investments and advances-other and other assets in the consolidated balance sheets at March 31, 2014 and September 30, 2014, respectively. Honda estimates, individually, the collectibility of the other finance receivables based on the financial condition of the debtor. The impaired finance receivables amounted to ¥20,094 million and ¥20,082 million at March 31, 2014 and September 30, 2014, respectively, for which the allowance for credit losses were ¥19,996 million and ¥19,984 million at March 31, 2014 and September 30, 2014, respectively.

Regarding the other finance receivables which are not impaired, there are no past due receivables.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Inventories

Inventories at March 31, 2014 and September 30, 2014 are summarized as follows:

	Yen (millions)
	March 31, 2014	September 30, 2014
Finished goods	¥759,099	¥807,546
Work in process	69,731	77,267
Raw materials	474,065	499,863

Total	¥1,302,895	¥1,384,676

(5) Investments and Advances-Other

Investments and advances at March 31, 2014 and September 30, 2014 consist of the following:

	Yen (millions)
	March 31, 2014	September 30, 2014
Current:
Corporate debt securities	¥11,050	¥11,625
Government bonds	2,000	—
Local bonds	6,620	5,242
Advances	1,028	1,476
Certificates of deposit	1,558	3,558
Other	15,012	16,031

Total	¥37,268	¥37,932

Investments and advances due within one year are included in other current assets in the consolidated balance sheets.

	Yen (millions)
	March 31, 2014	September 30, 2014
Noncurrent:
Auction rate securities	¥6,999	¥7,443
Marketable equity securities	138,476	160,051
Corporate debt securities	8,542	8,647
Local bonds	15,850	17,950
U.S. government agency debt securities	5,455	5,910
Non-marketable equity securities accounted for under the cost method
Non-marketable preferred stocks	969	969
Other	10,316	7,735
Guaranty deposits	18,742	18,248
Advances	1,998	1,891
Other	46,314	48,921

Total	¥253,661	¥277,765

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Certain information with respect to available-for-sale securities and held-to-maturity securities at March 31, 2014 and September 30, 2014 are summarized below:

	Yen (millions)
	March 31, 2014	September 30, 2014
Available-for-sale:
Cost	¥84,820	¥89,426
Fair value	185,960	212,277
Gross unrealized gains	101,917	123,873
Gross unrealized losses	777	1,022

Held-to-maturity:
Amortized cost	¥34,650	¥33,818
Fair value	34,667	33,819
Gross unrealized gains	17	1
Gross unrealized losses	—	—

Maturities of debt securities classified as available-for-sale at September 30, 2014 are as follows:

Yen (millions)
Due within one year	¥2,627
Due after one year through five years	15,104
Due after five years through ten years	8,756
Due after ten years	15,761

Total	¥42,248

Maturities of debt securities classified as held-to-maturity at September 30, 2014 are as follows:

Yen (millions)
Due within one year	¥20,824
Due after one year through five years	523
Due after five years through ten years	11,640
Due after ten years	831

Total	¥33,818

There were no significant realized gains and losses from available-for-sale securities included in other income (expenses) – other, net for the six months and the three months ended September 30, 2013 and 2014.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Gross unrealized losses on available-for-sale securities and fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position at March 31, 2014 and September 30, 2014 are as follows:

	Yen (millions)
	March 31, 2014		September 30, 2014
	Fair value	Unrealized losses	Fair value	Unrealized losses
Less than 12 months	¥8,877	¥224	¥16,911	¥487
12 months or longer	7,351	553	7,801	535

Total	¥16,228	¥777	¥24,712	¥1,022

Honda does not believe the decline in fair value of any of its investment securities to be other than temporary, based on factors such as financial and operating conditions of the issuer, the industry in which the issuer operates, degree and period of the decline in fair value and other relevant factors.

There were no held-to-maturity securities in a loss position at March 31, 2014 and September 30, 2014.

(6) Pension and Other Postretirement Benefits

In September 2013, certain consolidated subsidiaries in North America amended their defined benefit pension plans, effective January 1, 2014. Following this plan amendment, certain employees of these consolidated subsidiaries elected to move from the defined benefit pension plans to the defined contribution pension plan in October 2013. This plan amendment resulted in a reduction of the projected benefit obligation and recognition of the prior service benefit at the date of the plan amendment which is amortized over the average remaining service period from the date of the plan amendment. The consolidated subsidiaries also remeasured their projected benefit obligation and the fair value of related plan assets at the date of the plan amendment. The effects of the plan amendment and the remeasurement were recognized in other comprehensive income (loss), net of tax for the three months ended September 30, 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(7) Other Comprehensive Income (Loss)

The following tables present the changes in accumulated other comprehensive income (loss) by component for the six months and the three months ended September 30, 2013 and 2014.

For the six months ended September 30, 2013

	Yen (millions)
	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of period	¥(969,583)	¥44,131	¥(237)	¥(311,103)	¥(1,236,792)
Other comprehensive income (loss) before reclassifications*[1]	165,750	18,225	459	76,301	260,735
Amounts reclassified from accumulated other comprehensive income (loss)	—	225	(113)	5,093	5,205

Net other comprehensive income (loss)	165,750	18,450	346	81,394	265,940

Less: Other comprehensive income attributable to noncontrolling interests	5,097	16	—	87	5,200

Balance at end of period	¥(808,930)	¥62,565	¥109	¥(229,796)	¥(976,052)

*[1]

The tax effects for other comprehensive income (loss) before reclassifications of Pension and other postretirement benefits adjustments include ¥44,862 million loss for the six months ended September 30, 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2014

	Yen (millions)
	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of period	¥(649,159)	¥59,350	¥—	¥(203,205)	¥(793,014)
Other comprehensive income (loss) before reclassifications	178,215	9,824	—	(1,944)	186,095
Amounts reclassified from accumulated other comprehensive income (loss)	2,566	155	—	1,840	4,561

Net other comprehensive income (loss)	180,781	9,979	—	(104)	190,656

Less: Other comprehensive income attributable to noncontrolling interests	4,647	15	—	1,563	6,225

Balance at end of period	¥(473,025)	¥69,314	¥—	¥(204,872)	¥(608,583)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2013

	Yen (millions)
	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of period	¥(788,480)	¥52,800	¥350	¥(308,461)	¥(1,043,791)
Other comprehensive income (loss) before reclassifications*[2]	(23,796)	9,749	109	76,503	62,565
Amounts reclassified from accumulated other comprehensive income (loss)	—	7	(350)	2,206	1,863

Net other comprehensive income (loss)	(23,796)	9,756	(241)	78,709	64,428

Less: Other comprehensive income attributable to noncontrolling interests	(3,346)	(9)	—	44	(3,311)

Balance at end of period	¥(808,930)	¥62,565	¥109	¥(229,796)	¥(976,052)

*[2]

The tax effects for other comprehensive income (loss) before reclassifications of Pension and other postretirement benefits adjustments include ¥44,930 million loss for the three months ended September 30, 2013.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2014

	Yen (millions)
	Adjustments from foreign currency translation	Unrealized gains (losses) on available-for-sale securities, net	Unrealized gains (losses) on derivative instruments, net	Pension and other postretirement benefits adjustments	Total
Balance at beginning of period	¥(700,500)	¥67,635	¥—	¥(207,976)	¥(840,841)
Other comprehensive income (loss) before reclassifications	236,107	1,483	—	2,970	240,560
Amounts reclassified from accumulated other comprehensive income (loss)	—	212	—	1,652	1,864

Net other comprehensive income (loss)	236,107	1,695	—	4,622	242,424

Less: Other comprehensive income attributable to noncontrolling interests	8,632	16	—	1,518	10,166

Balance at end of period	¥(473,025)	¥69,314	¥—	¥(204,872)	¥(608,583)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present the reclassifications out of accumulated other comprehensive income (loss) by component for the six months and the three months ended September 30, 2013 and 2014.

For the six months ended September 30, 2013 and 2014

	Yen (millions)
Details about accumulated other comprehensive income (loss) components	September 30, 2013	September 30, 2014	Affected line items in the statement where net income is presented
Adjustments from foreign currency translation
	¥—	¥(2,613)	Other income (expenses)—Other, net
	—	47	Income tax expense

	¥—	¥(2,566)	Net income

Unrealized gains (losses) on available-for-sale securities, net
	¥(347)	¥(239)	Other income (expenses)—Other, net
	122	84	Income tax expense

	¥(225)	¥(155)	Net income

Unrealized gains (losses) on derivative instruments, net
	¥183	¥—	Other income (expenses)—Other, net
	(70)	—	Income tax expense

	¥113	¥—	Net income

Pension and other postretirement benefits adjustments
	¥(7,902)	¥(3,055)	*
	2,809	1,215	Income tax expense

	¥(5,093)	¥(1,840)	Net income

Total reclassifications for the period	¥(5,205)	¥(4,561)

*	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2013 and 2014

	Yen (millions)
Details about accumulated other comprehensive income (loss) components	September 30, 2013	September 30, 2014	Affected line items in the statement where net income is presented
Unrealized gains (losses) on available-for-sale securities, net
	¥(11)	¥(327)	Other income (expenses)—Other, net
	4	115	Income tax expense

	¥(7)	¥(212)	Net income

Unrealized gains (losses) on derivative instruments, net
	¥564	¥—	Other income (expenses)—Other, net
	(214)	—	Income tax expense

	¥350	¥—	Net income

Pension and other postretirement benefits adjustments
	¥(3,420)	¥(2,692)	*
	1,214	1,040	Income tax expense

	¥(2,206)	¥(1,652)	Net income

Total reclassifications for the period	¥(1,863)	¥(1,864)

*	This accumulated other comprehensive income (loss) component is included in the computation of net periodic pension cost.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8) Fair Value Measurements

In accordance with the FASB Accounting Standards Codification (ASC) 820 “Fair Value Measurements and Disclosures”, Honda uses a three-level hierarchy when measuring fair value. The following is a description of the three hierarchy levels:

Level 1	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly or indirectly

Level 3	Unobservable inputs for the assets or liabilities

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest input that is significant to the fair value measurement in its entirety.

The following tables present the assets and liabilities measured at fair value on a recurring basis as of March 31, 2014 and September 30, 2014.

As of March 31, 2014

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥11,036	¥—	¥11,036	¥—	¥—
Interest rate instruments (note 9)	—	19,814	—	19,814	—	—

Total derivative instruments	—	30,850	—	30,850	(10,804)	20,046

Available-for-sale securities
Marketable equity securities	138,476	—	—	138,476	—	138,476
Auction rate securities	—	—	6,999	6,999	—	6,999
Debt securities	—	31,905	—	31,905	—	31,905
Others	5,146	3,434	—	8,580	—	8,580

Total available-for-sale securities	143,622	35,339	6,999	185,960	—	185,960

Total	¥143,622	¥66,189	¥6,999	¥216,810	¥(10,804)	¥206,006

Liabilities:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥(14,852)	¥—	¥(14,852)	¥—	¥—
Interest rate instruments (note 9)	—	(10,887)	—	(10,887)	—	—

Total derivative instruments	—	(25,739)	—	(25,739)	10,804	(14,935)

Total	¥—	¥(25,739)	¥—	¥(25,739)	¥10,804	¥(14,935)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

As of September 30, 2014

	Yen (millions)
	Level 1	Level 2	Level 3	Gross fair value	Netting adjustment	Net amount
Assets:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥4,657	¥—	¥4,657	¥—	¥—
Interest rate instruments (note 9)	—	20,415	—	20,415	—	—

Total derivative instruments	—	25,072	—	25,072	(6,744)	18,328

Available-for-sale securities
Marketable equity securities	160,051	—	—	160,051	—	160,051
Auction rate securities	—	—	7,443	7,443	—	7,443
Debt securities	—	34,805	—	34,805	—	34,805
Others	6,239	3,739	—	9,978	—	9,978

Total available-for-sale securities	166,290	38,544	7,443	212,277	—	212,277

Total	¥166,290	¥63,616	¥7,443	¥237,349	¥(6,744)	¥230,605

Liabilities:
Derivative instruments
Foreign exchange instruments (note 9)	¥—	¥(17,184)	¥—	¥(17,184)	¥—	¥—
Interest rate instruments (note 9)	—	(7,406)	—	(7,406)	—	—

Total derivative instruments	—	(24,590)	—	(24,590)	6,744	(17,846)

Total	¥—	¥(24,590)	¥—	¥(24,590)	¥6,744	¥(17,846)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in ASC 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The following tables present reconciliation during the six months ended September 30, 2013 and 2014 for all Level 3 assets and liabilities measured at fair value on a recurring basis.

For the six months ended September 30, 2013

Yen (millions)
Auction rate securities
Balance at beginning of period	¥6,928
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	99
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	(790)
Foreign currency translation	312

Balance at end of period	¥6,549

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	—

For the six months ended September 30, 2014

Yen (millions)
Auction rate securities
Balance at beginning of period	¥6,999
Total realized/unrealized gains or losses
Included in earnings	—
Included in other comprehensive income (loss)	—
Purchases, issuances, settlements and sales
Purchases	—
Issuances	—
Settlements	—
Sales	—
Foreign currency translation	444

Balance at end of period	¥7,443

The amounts of total gains or losses for the period attributable to the change in unrealized gains or losses relating to assets and liabilities still held at the reporting date
Included in earnings	¥—
Included in other comprehensive income (loss)	—

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The valuation methodologies for the assets and liabilities measured at fair value on a recurring basis are as follows:

Foreign exchange and interest rate instruments (note 9)

The fair values of foreign currency forward exchange contracts and foreign currency option contracts are estimated by using market observable inputs such as spot exchange rates, discount rates and implied volatility. Fair value measurements for foreign currency forward exchange contracts and foreign currency option contracts are classified as Level 2. The fair values of currency swap agreements and interest rate swap agreements are estimated by discounting future cash flows using market observable inputs such as LIBOR rates, swap rates, and foreign exchange rates. Fair value measurements for these currency swap agreements and interest rate swap agreements are classified as Level 2.

The credit risk of Honda and its counterparties are considered in the valuation of foreign exchange and interest rate instruments.

Marketable equity securities

The fair value of marketable equity securities is estimated by using quoted market prices. Fair value measurement for marketable equity securities is classified as Level 1.

Auction rate securities

The subsidiary’s auction rate securities holdings were AAA rated and are insured by qualified guarantee agencies, and reinsured by the Secretary of Education and United States Government, and are guaranteed about 95% by the United States Government. To estimate fair value of auction rate securities, Honda uses a third-party-developed valuation model which obtains a wide array of market observable inputs, as well as unobservable inputs including probability of passing or failing auction at each auction. Fair value measurement for auction rate securities is classified as Level 3.

Debt securities

Debt securities consist mainly of corporate bonds and local bonds and the fair values are estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for debt securities is classified as Level 2.

Honda did not have significant assets and liabilities measured at fair value on a nonrecurring basis as of and for the year ended March 31, 2014. For the three months ended September 30, 2014, Honda measured certain investments in affiliates which have quoted market values at fair value on a nonrecurring basis due to the recognition of impairment loss (note 1(d)). The fair value of the investments was ¥21,454 million and estimated by using quoted market price. Fair value measurement for the investment is classified as Level 1.

Honda has not elected the fair value option for the year ended March 31, 2014 and the six months ended September 30, 2014.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The estimated fair values of significant financial instruments at March 31, 2014 and September 30, 2014 are as follows:

	Yen (millions)
	March 31, 2014		September 30, 2014
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Finance subsidiaries-receivables*	¥5,140,064	¥5,175,564	¥5,376,554	¥5,404,542
Held-to-maturity securities	34,650	34,667	33,818	33,819
Debt	(5,856,874)	(5,917,087)	(6,284,293)	(6,341,107)

*	The carrying amounts of finance subsidiaries-receivables at March 31, 2014 and September 30, 2014 in the table exclude ¥393,933 million and ¥410,612 million, respectively, of direct financing leases, net, classified as finance subsidiaries-receivables in the consolidated balance sheets. The carrying amounts of finance subsidiaries-receivables at March 31, 2014 and September 30, 2014 in the table also include ¥752,229 million and ¥719,630 million of finance receivables classified as trade accounts and notes receivable and other assets in the consolidated balance sheets, respectively.

The estimated fair values have been determined using relevant market information and appropriate valuation methodologies. However, these estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. The effect of using different assumptions and/or estimation methodologies may be significant to the estimated fair values.

The methodologies and assumptions used to estimate the fair values of financial instruments are as follows:

Cash and cash equivalents, trade receivables and trade payables

The carrying amounts approximate fair values because of the short maturity of these instruments.

Finance subsidiaries-receivables

The fair values of retail receivables and commercial loans are estimated by discounting future cash flows using the current rates for these instruments of similar remaining maturities. Given the short maturities of wholesale flooring receivables, the carrying amount of those receivables approximates fair value. Fair value measurements for retail receivables and commercial loans are mainly classified as Level 3.

Held-to-maturity securities

The fair value of Government bonds is estimated by using quoted market prices. Fair value measurement of those Government bonds is classified as Level 1. The fair values of corporate bonds and local bonds are estimated based on proprietary pricing models provided by specialists and/or market makers and the models obtain a wide array of market observable inputs such as credit ratings and discount rates. Fair value measurement for these securities is classified as Level 2.

Debt

The fair values of bonds are estimated by using quoted market prices. Fair value measurement of those bonds is mainly classified as Level 1. The fair values of short-term loans and long-term loans are estimated by discounting future cash flows using interest rates currently available for loans of similar terms and remaining maturities. Fair value measurements for these loans are mainly classified as Level 2.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Risk Management Activities and Derivative Financial Instruments

Honda uses derivative financial instruments in the normal course of business to reduce their exposure to fluctuations in foreign exchange rates and interest rates (note 8). Currency swap agreements are used to manage currency risk exposure on foreign currency denominated debt. Foreign currency forward exchange contracts and purchased option contracts are used to hedge currency risk of sale commitments denominated in foreign currencies (principally U.S. dollars). Foreign currency written option contracts are entered into in combination with purchased option contracts to offset premium amounts to be paid for purchased option contracts. Interest rate swap agreements are mainly used to manage interest rate risk exposure and to convert floating rate financing, such as commercial paper, to (normally three-five years) fixed rate financing in order to match financing costs with income from finance receivables. These instruments involve, to varying degrees, elements of credit, exchange rate and interest rate risks in excess of the amount recognized in the consolidated balance sheets.

The aforementioned instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Honda minimizes the risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Honda does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default. Honda currently does not require or place collateral for these financial instruments with any counterparties.

Contract amounts outstanding for foreign currency forward exchange contracts, foreign currency option contracts and currency swap agreements and the notional principal amounts of interest rate swap agreements at March 31, 2014 and September 30, 2014 are as follows:

Derivatives not designated as hedging instruments

	Yen (millions)
	March 31, 2014	September 30, 2014
Foreign currency forward exchange contracts	¥506,734	¥487,676
Foreign currency option contracts	3,721	3,378
Currency swap agreements	366,031	234,564

Total foreign exchange instruments	¥876,486	¥725,618

Interest rate swap agreements	¥4,809,037	¥5,330,702

Total interest rate instruments	¥4,809,037	¥5,330,702

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Cash flow hedges

The Company applies hedge accounting for certain foreign currency forward exchange contracts related to forecasted foreign currency transactions between the Company and its subsidiaries. Changes in the fair value of derivative financial instruments designated as cash flow hedges are recognized in other comprehensive income (loss). The amounts are reclassified into earnings in the same period when forecasted hedged transactions affect earnings. The Company did not hold any derivative financial instruments designated as cash flow hedges and there was no amount recognized in accumulated other comprehensive income (loss) at March 31, 2014.

The period that hedges the changes in cash flows related to the risk of foreign currency rate was at most around two months for the year ended March 31, 2014. There were no derivative financial instruments where hedge accounting had been discontinued due to the forecasted transaction no longer being probable. The Company excluded financial instruments’ time value component from the assessment of hedge effectiveness. There was no portion of hedging instruments that had been assessed ineffective.

There are no derivative financial instruments designated as cash flow hedges for the six months ended September 30, 2014.

Derivative financial instruments not designated as accounting hedges

Changes in the fair value of derivative financial instruments not designated as accounting hedges are recognized in earnings in the period of the change.

The estimated fair values of derivative instruments at March 31, 2014 and September 30, 2014 are as follows:

As of March 31, 2014

Derivatives not designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥11,036	¥(14,852)	¥4,910	¥2,288	¥(11,014)
Interest rate instruments	19,814	(10,887)	593	12,255	(3,921)

Total	¥30,850	¥(25,739)	¥5,503	¥14,543	¥(14,935)

Netting adjustment	(10,804)	10,804

Net amount	¥20,046	¥(14,935)

As of September 30, 2014

Derivatives not designated as hedging instruments

	Yen (millions)
	Gross fair value		Balance sheet location
	Asset derivatives	Liability derivatives	Other current assets	Other assets	Other current liabilities
Foreign exchange instruments	¥4,657	¥(17,184)	¥3,101	¥—	¥(15,628)
Interest rate instruments	20,415	(7,406)	1,540	13,687	(2,218)

Total	¥25,072	¥(24,590)	¥4,641	¥13,687	¥(17,846)

Netting adjustment	(6,744)	6,744

Net amount	¥18,328	¥(17,846)

Derivative asset and liability positions are presented net by counterparty on the consolidated balance sheets when valid master netting agreement exists and the other conditions set out in the FASB Accounting Standards Codification (ASC) 210-20 “Balance Sheet-Offsetting” are met.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

The pre-tax effects of derivative instruments on the Company’s results of operations for the six months and the three months ended September 30, 2013 and 2014 are as follows:

For the six months ended September 30, 2013

Derivatives designated as hedging instruments

Cash flow hedges:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥740	Other income (expenses) - Other, net	¥183	Other income (expenses) - Other, net	¥(85)
Derivatives not designated as hedging instruments
	Yen (millions)
	Gain (Loss) recognized in earnings
	Location				Amount
Foreign exchange instruments		Other income (expenses) - Other, net			¥(13,151)
Interest rate instruments		Other income (expenses) - Other, net			(8,627)

Total					¥(21,778)

For the six months ended September 30, 2014 Derivatives designated as hedging instruments Cash flow hedges:
	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥—	Other income (expenses) - Other, net	¥—	Other income (expenses) - Other, net	¥—
Derivatives not designated as hedging instruments
	Yen (millions)
	Gain (Loss) recognized in earnings
	Location				Amount
Foreign exchange instruments		Other income (expenses) - Other, net			¥(22,731)
Interest rate instruments		Other income (expenses) - Other, net			1,228

Total					¥(21,503)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the three months ended September 30, 2013

Derivatives designated as hedging instruments

Cash flow hedges:

	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥176	Other income (expenses) - Other, net	¥564	Other income (expenses) - Other, net	¥(151)
Derivatives not designated as hedging instruments
	Yen (millions)
	Gain (Loss) recognized in earnings
	Location				Amount
Foreign exchange instruments		Other income (expenses) - Other, net			¥10,168
Interest rate instruments		Other income (expenses) - Other, net			(3,598)

Total					¥6,570

For the three months ended September 30, 2014 Derivatives designated as hedging instruments Cash flow hedges:
	Yen (millions)
	Gain (Loss) recognized in other comprehensive income (loss) (effective portion)	Gain (Loss) reclassified from accumulated other comprehensive income (loss) into earnings (effective portion)		Gain (Loss) recognized in earnings (financial instruments’ time value component excluded from the assessment of hedge effectiveness)
	Amount	Location	Amount	Location	Amount
Foreign exchange instruments	¥—	Other income (expenses) - Other, net	¥—	Other income (expenses) - Other, net	¥—
Derivatives not designated as hedging instruments
	Yen (millions)
	Gain (Loss) recognized in earnings
	Location				Amount
Foreign exchange instruments		Other income (expenses) - Other, net			¥(19,571)
Interest rate instruments		Other income (expenses) - Other, net			306

Total					¥(19,265)

The gains and losses are included in other income (expenses) – other, net on a net basis with related items, such as foreign currency translation.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At March 31, 2014 and September 30, 2014, Honda has guaranteed ¥25,368 million and ¥23,795 million of bank loans of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults at March 31, 2014 and September 30, 2014 are ¥25,368 million and ¥23,795 million, respectively. At September 30, 2014, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

Honda warrants its products for specific periods of time. Honda also provides specific warranty programs, including product recalls, as needed. Product warranties vary depending upon the nature of the product, the geographic location of its sale and other factors.

The changes in the accrued liabilities for those product warranties for the year ended March 31, 2014 and the six months ended September 30, 2014 are as follows:

	Yen (millions)
	March 31, 2014	September 30, 2014
Balance at beginning of period	¥208,033	¥269,620
Warranty claims paid during the period	(104,090)	(64,533)
Liabilities accrued for warranties issued during the period	153,898	69,707
Changes in liabilities for pre-existing warranties during the period	397	(1,278)
Foreign currency translation	11,382	10,673

Balance at end of period	¥269,620	¥284,189

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims. Honda recognizes an accrued liability for loss contingencies when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Information Related to Honda Motor Co., Ltd. Shareholders’ Equity

For the six months ended September 30, 2013

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 19, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	34,243
Dividend per share of common stock (yen)	19.00
Record date	March 31, 2013
Effective date	June 20, 2013
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 31, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	36,045
Dividend per share of common stock (yen)	20.00
Record date	June 30, 2013
Effective date	August 26, 2013
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the six months ended September 30, 2013, effective after the period

Resolution	The board of directors meeting on October 30, 2013
Type of shares	Common stock
Total amount of dividends (million yen)	36,045
Dividend per share of common stock (yen)	20.00
Record date	September 30, 2013
Effective date	November 28, 2013
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

For the six months ended September 30, 2014

(a)	Information concerning dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 13, 2014
Type of shares	Common stock
Total amount of dividends (million yen)	39,650
Dividend per share of common stock (yen)	22.00
Record date	March 31, 2014
Effective date	June 16, 2014
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 29, 2014
Type of shares	Common stock
Total amount of dividends (million yen)	39,650
Dividend per share of common stock (yen)	22.00
Record date	June 30, 2014
Effective date	August 25, 2014
Resource for dividend	Retained earnings

2.	Dividends payable of which record date was in the six months ended September 30, 2014, effective after the period

Resolution	The board of directors meeting on October 28, 2014
Type of shares	Common stock
Total amount of dividends (million yen)	39,650
Dividend per share of common stock (yen)	22.00
Record date	September 30, 2014
Effective date	November 28, 2014
Resource for dividend	Retained earnings

(b)	Significant changes in Honda Motor Co., Ltd. shareholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(12) Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs) and relevant parts	Research & Development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial Services Business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power Product and Other Businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Information

As of and for the six months ended September 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥814,959	¥4,425,595	¥335,412	¥148,350	¥5,724,316	¥—	¥5,724,316
Intersegment	—	8,590	5,159	5,557	19,306	(19,306)	—

Total	¥814,959	¥4,434,185	¥340,571	¥153,907	¥5,743,622	¥(19,306)	¥5,724,316

Segment income (loss)	¥88,124	¥176,530	¥91,228	¥532	¥356,414	¥—	¥356,414

Segment assets	¥1,220,606	¥5,906,273	¥7,404,632	¥334,588	¥14,866,099	¥(357,905)	¥14,508,194
Depreciation and amortization	¥22,110	¥188,703	¥165,122	¥5,135	¥381,070	¥—	¥381,070
Capital expenditures	¥26,147	¥294,398	¥584,140	¥6,632	¥911,317	¥—	¥911,317

As of and for the six months ended September 30, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥846,111	¥4,629,996	¥379,683	¥147,265	¥6,003,055	¥—	¥6,003,055
Intersegment	—	10,247	5,302	5,174	20,723	(20,723)	—

Total	¥846,111	¥4,640,243	¥384,985	¥152,439	¥6,023,778	¥(20,723)	¥6,003,055

Segment income (loss)	¥82,115	¥178,985	¥100,084	¥1,301	¥362,485	¥—	¥362,485

Segment assets	¥1,284,029	¥6,605,208	¥8,659,064	¥373,544	¥16,921,845	¥(449,287)	¥16,472,558
Depreciation and amortization	¥23,820	¥204,804	¥197,060	¥5,285	¥430,969	¥—	¥430,969
Capital expenditures	¥21,093	¥297,268	¥725,022	¥4,235	¥1,047,618	¥—	¥1,047,618

For the three months ended September 30, 2013

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥418,089	¥2,229,004	¥170,016	¥73,112	¥2,890,221	¥—	¥2,890,221
Intersegment	—	4,186	2,567	2,839	9,592	(9,592)	—

Total	¥418,089	¥2,233,190	¥172,583	¥75,951	¥2,899,813	¥(9,592)	¥2,890,221

Segment income (loss)	¥45,542	¥80,153	¥46,585	¥(829)	¥171,451	¥—	¥171,451

For the three months ended September 30, 2014

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥438,369	¥2,310,402	¥192,982	¥73,023	¥3,014,776	¥—	¥3,014,776
Intersegment	—	6,089	2,665	2,415	11,169	(11,169)	—

Total	¥438,369	¥2,316,491	¥195,647	¥75,438	¥3,025,945	¥(11,169)	¥3,014,776

Segment income (loss)	¥38,130	¥79,149	¥48,250	¥(1,087)	¥164,442	¥—	¥164,442

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Explanatory notes:

1.	Segment income (loss) of each segment is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses). Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Segment assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥300,860 million as of September 30, 2013 and ¥281,684 million as of September 30, 2014, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial services business include ¥164,334 million for the six months ended September 30, 2013 and ¥195,580 million for the six months ended September 30, 2014, respectively, of depreciation of property on operating leases.

6.	Capital expenditure of Financial services business includes ¥582,206 million for the six months ended September 30, 2013 and ¥723,222 million for the six months ended September 30, 2014, respectively, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information in order to provide financial statements users with additional useful information:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the six months ended September 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥938,540	¥2,790,218	¥313,679	¥1,167,258	¥514,621	¥5,724,316	¥—	¥5,724,316
Transfers between geographic areas	1,051,814	183,003	36,778	233,363	6,547	1,511,505	(1,511,505)	—

Total	¥1,990,354	¥2,973,221	¥350,457	¥1,400,621	¥521,168	¥7,235,821	¥(1,511,505)	¥5,724,316

Operating income (loss)	¥111,468	¥117,887	¥(23,314)	¥113,775	¥24,066	¥343,882	¥12,532	¥356,414

Assets	¥3,234,347	¥8,239,650	¥619,640	¥1,751,665	¥747,168	¥14,592,470	¥(84,276)	¥14,508,194
Long-lived assets	¥1,210,069	¥2,735,896	¥128,953	¥489,710	¥154,364	¥4,718,992	¥—	¥4,718,992

As of and for the six months ended September 30, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,061,977	¥2,882,771	¥343,745	¥1,260,464	¥454,098	¥6,003,055	¥—	¥6,003,055
Transfers between geographic areas	901,505	175,061	35,689	261,970	1,189	1,375,414	(1,375,414)	—

Total	¥1,963,482	¥3,057,832	¥379,434	¥1,522,434	¥455,287	¥7,378,469	¥(1,375,414)	¥6,003,055

Operating income (loss)	¥122,040	¥106,434	¥(9,014)	¥133,773	¥13,782	¥367,015	¥(4,530)	¥362,485

Assets	¥3,510,627	¥9,530,735	¥643,254	¥2,159,892	¥765,941	¥16,610,449	¥(137,891)	¥16,472,558
Long-lived assets	¥1,286,249	¥3,472,527	¥139,316	¥629,015	¥177,074	¥5,704,181	¥—	¥5,704,181

For the three months ended September 30, 2013

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥505,002	¥1,384,716	¥154,810	¥568,889	¥276,804	¥2,890,221	¥—	¥2,890,221
Transfers between geographic areas	509,468	87,197	19,665	124,989	3,645	744,964	(744,964)	—

Total	¥1,014,470	¥1,471,913	¥174,475	¥693,878	¥280,449	¥3,635,185	¥(744,964)	¥2,890,221

Operating income (loss)	¥49,281	¥46,029	¥(13,574)	¥60,020	¥18,651	¥160,407	¥11,044	¥171,451

For the three months ended September 30, 2014

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥514,195	¥1,428,983	¥169,497	¥655,733	¥246,368	¥3,014,776	¥—	¥3,014,776
Transfers between geographic areas	461,328	83,255	15,344	133,272	655	693,854	(693,854)	—

Total	¥975,523	¥1,512,238	¥184,841	¥789,005	¥247,023	¥3,708,630	¥(693,854)	¥3,014,776

Operating income (loss)	¥59,891	¥38,921	¥(7,527)	¥68,495	¥9,189	¥168,969	¥(4,527)	¥164,442

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Belgium, Russia
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical area is measured in a consistent manner with consolidated operating income, which is income before income taxes and equity in income of affiliates before other income (expenses).

3.	Assets of each geographical area are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥300,860 million as of September 30, 2013 and ¥281,684 million as of September 30, 2014, respectively, which consist primarily of cash and cash equivalents, available-for-sale securities and held-to-maturity securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(13) Per Share Data

Basic net income attributable to Honda Motor Co., Ltd. per common share and the bases of computation are as follows:

For the six months ended September 30, 2013 and 2014

Yen
	September 30, 2013	September 30, 2014
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥ 134.75	¥ 160.02

	Yen (millions)
	September 30, 2013	September 30, 2014
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥242,867	¥288,410
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥242,867	¥288,410
Weighted average number of common shares	1,802,295,981 shares	1,802,290,363 shares

*	Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.

For the three months ended September 30, 2013 and 2014

Yen
	September 30, 2013	September 30, 2014
Basic net income attributable to Honda Motor Co., Ltd. per common share	¥ 66.79	¥ 78.73

	Yen (millions)
	September 30, 2013	September 30, 2014
The bases of computation
Net income attributable to Honda Motor Co., Ltd.	¥120,368	¥141,898
Amount not applicable to common stock	—	—
Net income attributable to Honda Motor Co., Ltd. applicable to common stock	¥120,368	¥141,898
Weighted average number of common shares	1,802,295,360 shares	1,802,289,860 shares

*	Diluted net income attributable to Honda Motor Co., Ltd. per common share is not provided as there is no potential dilution effect.